Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

myButterfly.AI Inc.
6652 Marina Pointe Village Court 303
Tampa, FL 33635
https://www.butterfly.ai/

Up to $1,000,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: myButterfly.AI Inc.
Address: 6652 Marina Pointe Village Court 303, Tampa, FL 33635
State of Incorporation: DE
Date Incorporated: July 08, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,000,000.00 | 400,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus:

Invest within the first 96 hours and receive 10% bonus shares

Early Bird Bonus:

Invest within 10 Days and receive 5% bonus shares

Amount-Based:

$250

MVP Access

$500

MVP Access, 3 months of premium service

$1000

Beta Access, 3 months of premium service

$1500

Beta Access, 6 months of premium service, plus 2% bonus shares

$2500

Beta Access, 1 year of premium service, plus 2% bonus shares

$5000

Beta Access, 1 year of premium service, plus 5% bonus shares

$10,000+

Beta Access, 1 year of premium service for 2 accounts, plus 10% bonus shares

$20,000+

Beta Access, 1 year of premium service for up to 3 accounts, 2 calls with Founders in 2022, 3 calls in 2023, plus 10% bonus shares

$25,000+

Beta Access, lifetime premium service for up to 5 accounts, 2 calls with Founders in 2022, 3 calls in 2023, plus 10% bonus shares

Audience-Based:

5% bonus shares for customers/previous investors/etc

**All perks occur when the offering is completed.*

The 10% StartEngine Owner's Bonus

myButterfly.AI Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Audience-Based bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

myButterfly.AI Inc. ("myButterfly.AI" or the "Company") is a C-Corporation organized under the laws of the state of Delaware.

myButterfly.AI is your virtual, smart healthcare buddy in your pocket. It's an app that can run on your mobile device and can understand the conversation between you and your doctor. It can explain to you in clear and plain language - translated into your language - your health - and can help you understand how you can feel better. myButterfly.AI can also be a great shopper. It can smart shop for the stuff your physician suggests based on your preferences – time, distance, cost, quality or availability. All you would have to do is confirm the order. It can automatically refill your order and even search for items that are in short supply. myButterfly.AI's goal is to save you time and money! Imagine having this capability now with the baby formula shortage.

The company's business model (i.e. sales model, supply chain, target customer base)

myButterfly.AI is in the process of publishing a freemium personal health app with proprietary AI for conversational comprehension and proprietary supply chain mesh for order fulfillment. The Company anticipates that there will be a free version that will generate revenue based on apps. The Company is also working on a premium subscription version with more features. Finally, myButterfly.AI can earn a percentage of sales transacted through its platform whenever a user chooses to fulfill an order, through myButterfly's supply mesh technology, at their local or online retailer of choice. The customer base will be any user who has a conversation with a medical professional.

The company's corporate structure (i.e. any parent company, subsidiary or, previous entity company; what each does and how each relate to one another)

myButterfly.AI is a Delaware C-Corp formally established in July 2022. It is co-founded by Mr Sam Adams (CEO & CTO) and Mr Fernando Sanchez (CFO & COO). There are no other executives or shareholders of the company.

Any IP created is assigned to myButterfly.AI INC royalty-free. The Company has a provisional patent that will be initially filed under the name of the CEO (Sam R Adams) for ease of initial filing. However, the Company's Employee NDIAA states that "any and all patents, patent applications" are exclusively the property of the Company. The final patents will be filed under myButterfly.AI INC. Any future IP created will be assigned to myButterfly.AI INC for filing as part of our patent portfolio. Any future contractor or employee that creates relevant IP while engaged with myButterfly.AI Inc. will be under an intellectual property clause under the terms of their contract or agreement. This is also listed under Section 7 (Ownership of Confidential Information) and Section 11 (No Warranties; No License; No Reverse Engineering) of a Mutual NDA that any contractor or employee will have to agree to sign. This is further referenced in Section 2 (Ownership; Rights; Publicity) of any Consulting Agreement contractors will have to sign.

Competitors and Industry

Most competitive healthcare tech is focused on further enabling clinicians while their organizations grow horizontally - adding more services.

This tech we've seen comes back to easing the workload on the physician through some form of NLP or AI. Our closest competitor is abridge.com - but it's missing the critical components of information that the average patient can understand, and order fulfillment. Another healthcare tech is focused on workflow automation - again, helping healthcare organizations. The patient is being missed or lost in these other innovations.

NowRX - a startup raising funds on SeedInvest, they are a tech-powered pharmacy that provides same-day prescription delivery and telehealth services. They deliver the customer prescriptions from their own micro-pharmacies located throughout the US. These micro-pharmacies are located in larger urban centers to facilitate the 'same-day prescription delivery' with NowRx vehicles.

Abridge - a startup founded in 2018, listens to conversations like we do, but they position themselves as a Medical Records company. Their outputs are meant for clinical documentation, insurance risk management, and physician-driven patient care plans. This B2B space is crowded and while we acknowledge Abridge's innovative approach to those 3 spaces, the biggest gap in healthcare today is Patient Engagement - which, when improved, lowers costs and improves outcomes.

Nuance - focuses on its AI pedigree and was acquired by Microsoft in April 2021. Leaning on that pedigree, Nuance continues to focus on bringing value to Clinicians through medical records and natural language processing. While we recognize Nuance's very long pedigree, their focus is on large enterprise plays that benefit clinicians. As mentioned above, the biggest gap in healthcare today is Patient Engagement - which, when improved, lowers costs and improves outcomes.

Current Stage and Roadmap

Current Stage

We have executed a proof-of-idea and proof-of-concept app showcasing some features of our proprietary keyword comprehension and shopping system. We have wireframes for an MVP app, technical architecture documents for the app back-end design, and system-level designs of integration into retail channels. We also have an architectural design document that describes how our proprietary supply chain mesh will predict product availability to drive fulfillment by those retail channels. Our next phase will be building out the MVP app, building out the MVP supply chain mesh, and training the AI comprehension system. We expect that to take between 9 and 12 months before we are ready for the MVP to be used by an initial batch of alpha users. We expect the full version 1.0 product to be available between 6 and 9 months thereafter, at which point we will onboard users in tranches as we ramp up.

Road Map

We plan to expand our physician advisory board six months from full funding and anticipate that process to take about six months. This advisory board will help us make sure we are providing accurate comprehension of medical information. This board will also help us ensure we are connecting to medically sound sources of 3rd party information for reference. We will open conversations with major retailers six months from full funding to ensure we are using their assigned methods for integrating into their e-commerce platforms, which will include negotiating revenue splits for traffic we direct to their stores & e-commerce sites. We expect that to be an ongoing process as we onboard major retailers in each geography. We plan on increasing marketing funding that will go towards raising additional capital on the full funding of our Reg A round. We plan on onboarding existing developers and expanding our developer network on the full funding of our RegA round. We are in the process of negotiating a reseller agreement with a UK-based advisory firm for expansion in Eastern Europe when our MVP is available, and Western Europe at a later as yet undetermined date.

The Team

Officers and Directors

Name: Sam Adams

Sam Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CoFounder, CEO & CTO, Director
  Dates of Service: April 01, 2022 - Present
  Responsibilities: CEO, IP, Technology, Marketing, Business Development. Currently does not take a salary. Owns 75% of myButterfly.AI Authorized, Issues shares.

Other business experience in the past three years:

- **Employer:** 1Focus, LLC
  Title: Founder & CEO
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Sales, Marketing, Project Management, Software Development Sam Adams owns 100% of 1Focus, LLC.

Name: Fernando Sanchez

Fernando Sanchez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CoFounder, CFO & COO, Director
  Dates of Service: April 01, 2022 - Present
  Responsibilities: Finance, Business Development, Accounting. Currently does not take a salary. Owns 12.5% of myButterfly.AI Authorized, Issues shares.

Other business experience in the past three years:

- **Employer:** MarkitLend
  Title: CEO
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Executive, Finance, Model IP. Owns 50% of markitLend.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

We may never have an operational product or service
It is possible that there may never be an operational myButterfly.ai mobile app or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our myButterfly.AI. Delays or cost overruns in the development of our myButterfly.AI and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
myButterfly.AI Incorporated was formed on April 17th 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. myButterfly.AI Incorporated has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the

shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that myButterfly.AI mobile app is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns two (2) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we

believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on myButterfly.AI or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on myButterfly.AI could

harm our reputation and materially negatively impact our financial condition and business.

StartEngine previously investigated and cleared a flag on Sam Adams' (CEO, CTO, Director) Bad Actor Check (BAC) report.

Sam Adams' BAC report highlighted a small claims judgment and a Federal Tax Lien. Both flagged items were reviewed and cleared as non-issues by StartEngine.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Sam Adams</td><td>8,000,000</td><td>Unknown</td><td rowspan="2">75.0%</td></tr>
<tr><td>Sam Adams</td><td>1,800,000</td><td>Common Stock</td></tr>
</table>

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 400,000 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 2,400,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $240.00

Number of Securities Sold: 2,400,000
Use of proceeds: Company founding and formation.
Date: April 08, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

As a pre-revenue company, the business will continue to raise funds and innovate and we believe it can operate in its current state through April 2024.

The founders continue to invest in the business, currently without any salary. We make timely investments that contribute to supporting proprietary inventions and raising capital. As necessary, we have taken on liabilities that are contingent on raising funds as part of the on-going operations.

Foreseeable major expenses based on projections:

The majority of expenses will be in software developer contracts and salaries to build out the MVP app and supporting platform.

Of the 80% of funds allocated to this category, about 70% of that is allocated as compensation to software developers, and the remainder of this categroy is allocated to platform licenses & operations and cloud storage & compute costs.

Future operational challenges:

A large part of the operational challenge will be the messaging that positions this as a *patient* (user) app that does not require and is not integrated into a health system or network of care. We want to clearly communicate the value (feel better - pay less) and avoid resistance involved with integrating into health information systems. (Sequence Health)

Second to that, messaging in clear language with appropriate audtits that no audio or audio transcriptions are stored, adding a layer of privacy and protection to health information. Similar or near apps in this space do store one or both.

Having a robust marketing effort will be therefore be a key to address this operational challenge.

Future challenges related to capital resources:

In addition to the typical challenges with raising funds for a high risk venture (health, tech, app, AI), the biggest specific challenge we believe will be that our application use and revenue model is B2C and does not depend on B2B integration or revenue.

This is unusual in the healthcare space as most near or similar apps rely on B2B integration and revenue as they deliver features to clincians (references sources uploaded elsewhere on the portal for this).

We believe we have a path to positive cash flow based on the revenue model we've created, which combines a freemium model (ads or subscriptions with additional features unlocked), and a portion of retail sales generated from orders placed through our app as designed.

Future milestones and events:

The launch of the MVP 9 months from funding is critical to the beginning of our revenue stream.

The succesful execution of our supply mesh technology is critical to a steady state of our revenue.

The successful execution of an over-seas partnership currently in negotiation is critical to opening new markets early and developing them.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, our cash on hand is $5,500. The founders are committed to add another $50,000 in the next couple of months. Founders have contributed in excess of $250,000 in cash and in kind services.

Our monthly recurring expenses are currently zero. We fund projects, such as research, prototyping and marketing on an as needed basis depending on our current and anticiapted needs.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

We believe the funds of this campaign are critical to our company operations, and would be committed to software development and marketing campaigns to raise awareness of the app with investors and the target audiences.

These funds are required to support product development and launch.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 months. This is based on a projected average monthly burn rate of $3333.33 for expenses related to product development. The company will have to immediately seek additional funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a projected average monthly burn rate of $111,111.11 for expenses primarily related to product development and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. We plan to continue to operate and raise funds through successive equity offerings.

Indebtedness

- **Creditor:** Advances By Founders
  Amount Owed: $109,047.00

Interest Rate: 0.0%
Maturity Date: January 01, 2027

Related Party Transactions

- **Name of Entity:** Advances By Founders
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Amount owed: $109,047.00
  Material Terms: Interest rate: 0% Maturity date: January 1, 2027 Material terms: There are no other material terms to this debt

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

Valuation Rationale:

We believe myButterfly.AI is worth an initial valuation of $6M based on the following:

The Market

Revenue in the Global Health Care is projected to reach US$59.70bn in 2022. Revenue is expected to show an annual growth rate (CAGR 2022-2025) of 11.80%, resulting in a projected market volume of US$83.42bn by 2025 (Statista)

Revenue in the OTC Pharmaceuticals market amounts to US$137.00bn in 2022. The market is expected to grow annually by 5.54% (CAGR 2022-2027) and 28.4% of total revenue will be generated through online sales by 2022 (Statista).

Just those two segments of the wider Health & Pharmaceuticals market shows a robust, growing global marketplace and demand. This contributes to setting our valuation similar to companies that are near to us in this space (cf, below, NowRX, Abridge, Nuance).

Increasingly, health users have less choice and information as consumers but are being treated like typical, informed consumers. While the benefits of treating patients as consumers, including patient activation - the process by which a patient becomes more engaged in their healthcare - we don't see many such options for patients in healthcare (HBR, Forbes, Customer Think). We believe the value we bring to patients as consumer with our AI App (feel better, pay less), and activating those patients, contributes to our valution.

Our addressable market space includes any patient, anywhere, at any time that struggles with understanding their health.

Our Product

We believe our product will have two unique features built on proprietary technology that will be the first of the two patents we file.

First, our health information comprehension can work to simplify complicated medical conditions, diagnoses & symptoms into the simplest language possible – and it can present this information in the native language of the user.

Second, when fulfilling an order, our proprietary supply mesh can be designed to automatically accounts for supply chain shocks, looking across multiple inventories for product availability.

To protect these two inventions, we plan on filing one patent pending in late August 2022 and a second patent pending in late September 2022.

We believe our assessment of near products in this space also validates our valuation. While we looked at multiple companies, we mention two here that each cover a portion of what myButterfly.AI does.

Comparable Companies

NowRX is a brick-and-mortar same-day RX fulfillment company listed on SeedInvest. They use robotics and proprietary software to increase pharmacist & delivery efficiency. Their Angel round in January 2017 raised $2.3M and their most recent equity crowdfunding raise ending August 2022 is targeting $25M for a pre-money valuation of $275M. Their A round in March 2018 was valued at $2/share.

Abridge bills itself as a Medical Records System which eases clinician documentation and planning needs based on a similar technology, focused on transcription, but not including comprehension or multi-language support. Founded in 2018, their Seed round was in January 2019 with an A round in October 2020, where they raised $10M.

Conclusion

Based on the above information, and based on current investments by the founders, we believe myButterfly.AI to be worth a pre-money valuation of $6M at $2.5/share.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has one class of security authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Beta App Development*
  94.5%
  Funds will be used to pay salary or contract software developers that will build the beta version of the mobile app and some AI components. The company will have to seek additional funds to build the MVP and other components, such as retail integration.

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  80.0%
  Funds will be used to pay salary or contract software developers that will build the full stack of the mobile app, AI components and retail integrations. Funds will also be used to pay for cloud compute & hosting. Funds will also be used to pay for licenses for software, tools and hardware used for development of the app and platform.

- *Marketing*
  14.5%
  Funds will be used for video & social marketing to make users and potential future investors aware of the company, it's app, the platform, value & benefits. Funds will also be used for professional copy writing on marketing materials. Funds will also be used for an enhanced web presence to attract partners, customers and potential investors.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.butterfly.ai/ (https://myButterfly.ai/IR).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mybutterflyai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR myButterfly.AI Inc.

[See attached]

MyButterfly.AI, Inc. (the “Company”) a Delaware Corporation

Statement of Financial Position (unaudited) and
Independent Accountant’s Review Report

As of inception – July 8th, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MyButterfly.AI, Inc.

We have reviewed the accompanying statement of financial position as of July 8th, 2022 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of July 8th, 2022 (Inception)
ASSETS	
Current Assets	
Cash and Cash Equivalents	3,000
Total Current Assets	3,000
TOTAL ASSETS	3,000
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	525
Advances By Founders	109,047
Total Current Liabilities	109,572
Long-term Liabilities	
Contingent Liability	12,000
Total Long-Term Liabilities	12,000
TOTAL LIABILITIES	121,572
EQUITY	
Accumulated Deficit	(118,572)
Total Equity	(118,572)
TOTAL LIABILITIES AND EQUITY	3,000

MyButterfly.AI, Inc
Notes to the Unaudited Financial Statements
July 8th, 2022 (Inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MyButterfly.AI, Inc ("the Company") was formed in Delaware on July 8th, 2022. The Company plans to earn revenue via fulfillment leveraging AI technology and combining them with predictive analytics. The Company is an app user's best friend or buddy in achieving better health and feeling better. The Company's headquarters is in Tampa, Florida. The Company's customers will be located worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of July 8th, 2022.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company was advanced $109,047 from various founders. The amounts do not accrue interest and are due on demand. The balance as of July 8th, 2022, was $109,047.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into a contract with a software developer contingent on the Company's ability to raise funds. The software developer developed the platform proof-of-concept and prototype including but not limited to research and development, architecture, development, testing and deployment for the platform. The total estimated contingent liability amount as of July 8th, 2022, was $12,000.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions disclosure for information related to advances made by founders.

Debt Principal Maturities 5 Years Subsequent to July 8th, 2022 (Inception)

Year	Amount
2022	$109,047
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 3,000,000 of common shares with a par value of $0.0001 per share. 2,400,000 common shares have been issued as of July 8th, 2022.

Voting: Common stockholders are entitled to one vote per share

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 8th, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 28, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may continue to generate losses. The Company has also incurred negative working capital at inception.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

myButterfly.ai

Feel Better - Pay Less


MyButterfly.AI
Feel Better - Pay Less
A virtual medical
buddy that will help
ou understand what
your doctor is saying.

Website · Tampa, FL · AI

$0.00 raised

0 Investors	**$6M** Valuation
$2.50 Price per Share	**$100.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At myButterfly.AI, we believe our app can give people a better, easier way to understand their healthcare. Instead of adding more tech solutions for clinicians, hospitals, and insurers, we aim to help those seeking care and their clinicians, have better engagement with their care - all through a healthtech app driven by machine learning. The Company is in the pre-revenue stage of development. myButterfly.AI's app (product) is in the developmental stages and is not available to the general public at this time. The Company anticipates entering the market by late 2023.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- We seek to put consumers in control of feeling better - and paying less - all through our AI powered health care comprehension and order fulfillment app.
- The global healthcare market is $11.9T, US Healthcare is $4T - and is growing every year. By putting consumers seeking care at the center of everything we do, we feel we are addressing huge, growing markets.*
- Our founders have a combined 60 years+ of experience, including industry veterans with experience in software, retail, and healthtech.

*Market information provided by Business Newswire and Centers for Medicare & Medicaid Services (source, source)

Feel Better, Pay Less

Studies show that the more people are engaged with their healthcare, the better their outcomes tend to be (source, source, source).

That's why we are developing the myButterfly.AI app to serve as the new healthcare buddy for consumers. We believe we will be able to provide our users with an AI agent, powered by machine learning, that comprehends and translates conversations with physicians into digestible, easy-to-understand language - in the user's language of choice.

We believe everyone should know what's going on with their health and how to feel better - in plain language. In addition to helping users engage with their health, our app can also shop for the therapies their clinician recommends - saving time and money. *That's what good buddies do after all.*


A virtual medical buddy in your pocket.
We're designing our app to be able to translate complex medical terms in your language & shops for you.

The Problem & our Solution

We're here to empower users on their healthcare journey

We see companies in this space focusing on technology that helps clinicians, hospitals or insurers - leaving those consumers seeking care having to figure things out for themselves! Our software is being developed to bridge the consumer knowledge gap and get patients more engaged in their care.


Patients want to be more engaged in their care.
78% of patients want easier access to their health records
60% of clinicians believe greater access will improve quality of care
Patients want simplicity & convenience.
50% of recommendations are not filled or followed
Patients want to feel better & pay less.
66% of patients feel they pay too much
62% of patients don't understand their health care instructions

(source, source, source, source)

Rather than users having to Google through pages of confusing information, we break it down into simple to understand language through our AI agent. And in addition to being a comprehension and translation service, we anticipate that our app will also have the ability to shop around for better prices. This can not only help users with healthcare costs, outcomes, and convenience, it can also adjust to broken supply chains, while increasing revenue and foot traffic for pharmacies.


myButterfly.ai
is designed to include:
Mobile App that will be able to comprehend & translate clinical encounters
Cloud based AI that will interpret expert knowledge into lay speak
Simplified Automatic Smart Shopping with Automatic Reorders
Automated Item Search for items in supply chain shock
Drop-ship fulfillment via AmazonRX, LocalRX or others

*The myButterfly.AI app is in the development stages and is not available to the general public. The features listed above are anticipated features of the app.

We will be testing out a freemium model with ad support. We will make most of our revenue by taking a percentage of every item sold or drop shipped from our app to the user.

- Freemium Model with a $9.99 premium subscription
- The platform can be white-labeled for fee + utilization based recurring revenue
- We believe we will average 8% margin on drop shipped sales of therapies

The Market & Our Traction

US Healthcare is worth $4 Trillion - and it just keeps growing

That makes the global healthcare market $11.9 Trillion, with global Pharma standing at $1.5 Trillion (source).

And when it comes to over-the-counter medication and therapies - our research finds those markets are between 1.5x to 3x as large. By putting consumers seeking care at the center of everything we do, we feel we are addressing huge, growing markets - all while avoiding entanglements with Insurance or Healthcare Governance that our competitors have to deal with.


Healthcare Markets
$11.9 Trillion
Global Healthcare Market
$4 Trillion
U.S. Healthcare Market
Pharma Markets
$1.5 Trillion
Global Pharma Market
$625 Billion
U.S. Pharma Market

(source)

With one patent pending, and another being written for submission, we also...

- Have our Proof-of-Idea\Concept completed & tested
- Completed Pre-Seed and Friends & Family round $120,000
- Are arranging a reseller agreement with a firm for business in Eastern Europe

WHY INVEST

We believe cashflow is in our near-future

We anticipate entering the market by late 2023, and we feel that cash flow is in sight within nine months from launch. On that track, we think we will be cash flow positive in just twenty-four months after launch.

While our initial focus is on the US Markets, at this rate we plan to expand in the Eastern EU where the medication and therapeutic market is similar to the US.

Based on the positive feedback from physicians, patients, and industry companies alike - we believe we are on the right track to creating a product that will make a splash in the market.


Everyone deserves to understand what their doctor is saying.

Invest today, and help us put the power back in the hands of those seeking care.

Meet Our Team



Sam Adams

CoFounder & CEO

Sam is a seasoned business & technology executive with 28 years of experience ranging from individual contributor to executive leader. He has managed customers ranging from Enterprise to SMB customers both nationally and internationally. He as previously worked for companies such as WebMD and Microsoft. He has recently worked with several local start-ups and non-profits in fulfilling their technology and hiring needs.

His specialties include strategy assessment, planning and execution, business development, and product development across cross-functional teams and he actively remains involved in technology and business projects. His educational background includes a BS in Computer Science & Engineering from the University of South Florida and an MBA from the University of Tampa.

He is also an Adjunct Professor at the University of Tampa and an Entrepreneur in Residence at The Lowth Entrepreneurship Center, where he guests lectures and teaches Lean Enterprises, Design Thinking and Sustainable Enterprises. He has a passion for mentoring young business entrepreneurs and working with charitable causes both at home and globally.



Fernando Sanchez

CoFounder & CFO

Fernando is a seasoned finance executive who has been responsible for multiple IPO's, turn-arounds and revenue growth for multiple technology and healthcare device companies. He has lead or had executive leadership positions in companies such as BodyMedia, ArthroCare, MedTronic, Cordis, J&J, and Racal Milgo.

His deep financial and operational expertise is matched by his experience as a mechanical engineer, having been awarded for his work on B1 Bomber and NASA program - a reeal rocket engineer!

He brings innovative approaches to operations and profitable growth and a strong discipline to getting things done right.



Ray Heath

Development Team Lead

Ray is a seasoned technology executive who has been serving clients since 1996 with strategic analysis and planning, project management, research, technical consulting, product development, process engineering, and technical team leadership. He has focused on building skillsets that are both broad and deep, adopting best practices quickly, with a relentless devotion to quality – embracing change that makes the previously impossible possible. His goals are always centered around client success.

Ray has served businesses ranging from startups to large enterprises, in multiple domains. These include: advertising, art, banking, business management, graphics, healthcare, retail, stock market trading, and website service providers. He delights in helping companies turn great ideas into innovative products and services, build intangible assets, and put profitable results on their balance sheets.

Ray has experience managing projects and products and building complete solutions in every one of the domains listed above. In addition, he has provided clients with solutions around encryption, data integration and interop, IBM MQ, BizTalk HL7, UI frameworks, and resource management APIs. Mr Heath has worked in both commercial and federal spaces, across both open source and commercial systems.



Todd Chapman

Development Team Lead

Todd has 25 years of experience architecting, building and bringing to market technology solutions to solve key business challenges with a focus on best practice processes and patterns around enterprise-class software development. He has worked as a technical and process expert, architect, and led technical teams in groups ranging from small product development teams & SMB "handle everything" IT teams to enterprise architecture & development teams for large organizations. His specialties include SDLC processes, enterprise software architecture and strategy, and product development within cross-functional teams.

Todd has built solutions across a range of industries including Healthcare & Medical Device Technology, Consumer Finance, Investment, Insurance, and Food Service. Across these industries, the businesses have varied in size from startups & small software product companies to mid-sized finance & wholesale operations to large multi-facility health systems and medical technology vendors.

Todd has experience in multiple product and platform areas with a particular focus on backend integration and architecture. These include: Project Management, Build & Release management, Web Services, Application Integration, Big Data, Ecommerce, Data Integration, Enterprise Resource Planning Systems and Electronic Medical Record systems. He has leveraged both open source and commercial platform as determined by the project's requirements.

Offering Summary

Company : myButterfly.AI Inc.

Corporate Address : 6652 Marina Pointe Village Court 303, Tampa, FL 33635

Offering Minimum : $10,000.00

Offering Maximum : $1,000,000.00

Minimum Investment Amount (per investor) : $100.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 4,000

Maximum Number of Shares Offered : 400,000

Price per Share : $2.50

Pre-Money Valuation : $6,000,000.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus:

Invest within the first 96 hours and receive 10% bonus shares

Early Bird Bonus:

Invest within 10 Days and receive 5% bonus shares

Amount-Based:

$250

MVP Access

$500

MVP Access, 3 months of premium service

$1000

Beta Access, 3 months of premium service

$1500

Beta Access, 6 months of premium service, plus 2% bonus shares

$2500

Beta Access, 1 year of premium service, plus 2% bonus shares

$5000

Beta Access, 1 year of premium service, plus 5% bonus shares

$10,000+

Beta Access, 1 year of premium service for 2 accounts, plus 10% bonus shares

$20,000+

Beta Access, 1 year of premium service for up to 3 accounts, 2 calls with Founders in 2022, 3 calls in 2023, plus 10% bonus shares

$25,000+

Beta Access, lifetime premium service for up to 5 accounts, 2 calls with Founders in 2022, 3 calls in 2023, plus 10% bonus shares

Audience-Based:

5% bonus shares for customers/previous investors/etc

**All perks occur when the offering is completed.*

The 10% StartEngine Owner's Bonus

myButterfly.AI Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 per share, you will receive 110 Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 5% Audience-Based bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

You wake up feeling sick and drag yourself to the doctor.

You're having a hard time understanding all the complicated medical stuff.

You just want to feel better and pay less. You leave the doctor and you're completely lost.

What did they say you had?

What did they say you should take?

And when are you going to find the time to go get it?

You need a buddy, someone that can explain what your doctor said and get that stuff the doctor suggested for you.

Your buddy explains in simple terms what the doctor said about your health and how you can feel better and in your native language.

Your buddy also shops for all the stuff your doctor suggested.

All you have to do is approve it.

And if a product your doctor suggested is in short supply, your buddy will look high and low for it, saving you time and money.

Your buddy does all the shopping for you.

All you have to do is approve the order and you'll see how much you save.

My butterfly dot AI is your virtual health and shopping buddy.

You'll understand your health and Wellness and you'll be able to get the medications you need for less.

My butterfly dot AI feel better, pay less.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.